ETSPREADS, LLC
44 Montgomery Street, Suite 2100
San Francisco, CA 94104

March 31, 2014

Exchange Traded Spreads Trust
44 Montgomery Street, Suite 2100,
San Francisco, CA 94104

Re: Certain Expense Limits Effective Until May 31, 2015

Ladies and Gentlemen:

ETSpreads, LLC, a California Limited Partnership (“Adviser”), the investment adviser to ETSpreads IG Long Credit Fund, ETSpreads IG Short Credit Fund, ETSpreads HY Long Credit Fund and ETSpreads HY Short Credit Fund, (each a “Fund” and, collectively, the “Funds”) each a series of Exchange Traded Spreads Trust, hereby agrees to the expense limitations stated in the chart below with respect to the Funds.

The Adviser agrees to reimburse expenses incurred by the Funds to the extent that total annual operating expenses exceed the respective percentage indicated in the chart below specific to each Fund. This agreement may only be terminated with the approval of the Board of Trustees of the Funds.

Name of Fund	Expense Undertaking by ETSpreads, LLC through May 31, 2015
ETSpreads IG Long Credit Fund	0.30%
ETSpreads IG Short Credit Fund	0.30%
ETSpreads HY Long Credit Fund	0.50%
ETSpreads HY Short Credit Fund	0.30%

This agreement may only be terminated with the approval of the Board of Trustees of the Funds.  ETspreads, LLC may be reimbursed for any foregone advisory fees or unreimbursed expenses within three fiscal years following a particular reduction or expense, but only to the extent the reimbursement does not cause the Funds to exceed applicable expense limits and the effect of the reimbursement is measured after all ordinary operating expenses are calculated.  Any such reimbursement is subject to the review and approval of the Funds’ Board of Trustees.

Sincerely,
ETSpreads, LLC

By:	/s/Stephen C. Rogers
Stephen C. Rogers, President